Ronald E. Alper

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

March 14, 2024

Re:	Neptune REM, LLC

Amendement No. 1 to Offering Statement on Form 1-A

Filed January 30, 2024

File No. 024-12356

Dear Mr. Alper:

We acknowledge receipt of comments in your letter of February 27, 2024 regarding the Offering Statement of Neptune REM, LLC (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A filed January 30, 2024

General

1.	We note your response to comment 1. It continues to appear that you have an undetermined time to process subscription requests and you can reject or delay a subscription for any reason. Please provide us with your detailed analysis as to why your offering should not be considered to be a delayed offering, not a continuous offering, within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Further, please revise your “Plan of Distribution” section to disclose the details of your process for accepting or rejecting subscriptions, along with the mechanics of settlement, including what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make final determination to accept or reject a subscription will the settlement occur.

Response: The Company respectfully submits that the offering outlined in the Offering Statement is a “continuous offering” because the offering of the securities will commence promptly after qualification of the Offering Statement (within two (2) days as stipulated in Rule 251(d)(3)(i)(F) of Regulation A) and will continue to be offered in the future. The term “continuous” as used in Rule 251(d)(3)(i)(F) relates to “offerings” and not to sales. Therefore, under a continuous offering, sales can be made from time-to-time over the duration of the offering as proposed by the Company under the Offering Statement. In a “delayed offering,” there is no current intent to offer securities at the time of qualification/effectiveness, and these types of offerings are typically effected through a two-step process. Initially, a “base” or “core” offering circular/prospectus is filed with the offering statement/registration statement that is qualified or declared effective. At some future point, the issuer will file a prospectus supplement or post-effective amendment that will contain the actual terms and specifics of the offering. As noted above, the Offering Statement clearly states that the offering will commence promptly after qualification, and the Offering Statement contains all of the terms and specifics of the offering.  While sales may close several days or weeks after the submission of a subscription agreement, the Company will actively pursue prospective investors on a daily basis and the investors may continuously indicate their interest to purchase the Company’s securities by submitting a subscription agreement at any time until the offering is fully subscribed or terminated.

The Company has also revised the cover page and the “Plan of Distribution” to add further detail regarding the subscription process. The Company notes that Section 3.01(b) of its amended and restated operating agreement sets forth factors that the managing member may consider when accepting a subscription and has included those factors in its revised disclosure.

2.	We note your response to comment 2 and we reissue our comment. Please revise to indicate when the subsequent closings following the initial closing will take place. Please also revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

Response: The Company has revised the cover page and the “Plan of Distribution” to add further detail regarding the subscription process.

The company does not have a public trading market for its Series Interests..., page 23

3.	We note your response to comment 4. Please revise your risk factor to clearly indicate that the Series Interests are highly illiquid and that investors may never be able to sell or dispose of their Series Interests.

Response: The Company has added a risk factor to clearly indicate that the Series Interests are highly illiquid and that investors may never be able to sell or dispose of their Series Interests

Forum Selection Provision, page 30

4.	We note your response to comment 5 and that your amendment did not include a revised operating agreement. Please file the revised operating agreement as an exhibit or advise us as appropriate.

Response: The Company has filed the revised operating agreement as an exhibit.

Compensation of Directors and Executive Officers, page 51

5.	Please revise to clarify that your compensation discussion addresses all compensation awarded to, earned by, or paid to your officers and directors for the last fiscal year. Also clarify if any asset management fees, property management fees, or sourcing fees were awarded, earned, or paid as of December 31, 2023. Finally, also specify the sourcing fees for each Series in this section.

Response: The Company has revised the offering circular to reflect the compensation paid to officers of Terra Mint who rendered services to the Company. The Company has added disclosure regarding the sourcing fees earned to date by Terra Mint. No asset management fees, property management fees, or sourcing fees were paid to Terra Mint as of December 31, 2023.

Security Ownership of Management and Certain Security Holders, page 52

6.	We note your response to comment 6. Please include the ownership of the series by the managing member.

Response: The Company has revised its disclosure as requested by the Staff.

7.	We note your response to comment 7 and we reissue it. Please revise to address the beneficial ownership of Neptune REM LLC. Provide the disclosure required by Item 12 in Part II of Form 1-A.

Response: The Company has revised its disclosure as requested by the Staff.

8.	We note your response to comment 8 and we reissue it. The comment is seeking clarification of the beneficial ownership table, not its deletion. The beneficial ownership table needs to reflect the beneficial ownership as of the most recent practicable date. See Item 12(a) in Part II of Form 1-A. Please also explain why the Manager currently owns the noted Series Interests, or advise.

Response: The Company has added a table as requested by the Staff.

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

cc:	David Link, Securities and Exchange Commission

Kevin Cottrell, Terra Mint Group, Inc.